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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 25 2011

Washington, DC
110

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Avenue, Suite C
(No. and Street)

Cedar Falls	IA	50613
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dick Dobson Sr. — 319-277-3553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Richard Dobson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Exec, Vice President/FinOp
Title

JANELL MEYER
COMMISSION NO. 739191
MY COMMISSION EXPIRES
FEBRUARY 17, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2010 and 2009

American Financial Securities, Inc.

AMERICAN FINANCIAL SECURITIES, INC.

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have audited the accompanying statements of financial condition of American Financial Securities, Inc., as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of American Financial Securities, Inc., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 17, 2011

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

EXHIBIT A

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

-ASSETS-

	2010	2009
CURRENT ASSETS:		
Cash in bank	$ 31,519	$ 20,016
Commissions receivable	2,015	3,906
Total Current Assets	$ 33,534	$ 23,922
OTHER ASSETS:		
AFS Daily Account	$ 130	$ 130
Total Other Assets	$ 130	$ 130
FIXED ASSETS:		
Computer-net of accumulated depreciation of $1,920 and $1,440 at December 31, 2010 and 2009, respectively	$ 482	$ 962
TOTAL ASSETS	$ 34,146	$ 25,014

-LIABILITIES AND STOCKHOLDER'S EQUITY-

	2010	2009
CURRENT LIABILITIES:		
Commissions payable	$ 1,008	$ 1,953
TOTAL LIABILITIES	$ 1,008	$ 1,953
STOCKHOLDER'S EQUITY:		
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued and outstanding	$ 5,000	$ 5,000
Additional paid-in-capital	20,000	20,000
Retained earnings (deficit)	8,138	(1,939)
Total Stockholder's Equity	$ 33,138	$ 23,061
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 34,146	$ 25,014

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUE	$ 151,498	$ 92,776
OPERATING EXPENSES	113,921	72,841
OPERATING INCOME	$ 37,577	$ 19,935
NET INCOME	$ 37,577	$ 19,935

The accompanying notes are an integral part of these financial statements.

EXHIBIT B-1

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

		2010		2009
RETAINED EARNINGS, BEGINNING OF YEAR	$	(1,939)	$	3,126
NET INCOME		37,577		19,935
Stockholder Distribution		(27,500)		(25,000)
RETAINED EARNINGS, END OF YEAR	$	8,138	$	(1,939)
CAPITAL STOCK:				
Common stock, beginning of year	$	5,000	$	5,000
Common Stock – End of Year	$	5,000	$	5,000
ADDITIONAL PAID-IN-CAPITAL:				
Balance, beginning of year	$	20,000	$	20,000
Additional Paid-in-Capital – End of Year	$	20,000	$	20,000
TOTAL STOCKHOLDER'S EQUITY	$	33,138	$	23,061

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	37,577	$	19,935
Adjustment to Reconcile Net Income to Net Cash Provided in Operating Activities:				
Depreciation		480		480
(Increase) Decrease in Operating Assets:				
Commissions receivable		1,891		(2,238)
Restricted account		-		75
Increase (Decrease) in Operating Liabilities:				
Commissions payable		(945)		1,114
NET CASH PROVIDED BY OPERATING	$	39,003	$	19,366
CASH FLOWS FROM INVESTING ACTIVITIES:				
Stockholder distributions		(27,500)		(25,000)
NET CASH (USED) FOR INVESTING ACTIVITIES	$	(27,500)	$	(25,000)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Payments on debt	$	-	$	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		-		-
Increase (Decrease) in cash	$	11,503	$	(5,634)
Cash at beginning of year		20,016		25,650
CASH AT END OF YEAR	$	31,519	$	20,016
SUPPLEMENTAL CASH FLOWS DISCLOSURES:				
Interest payments	$	-	$	-

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – The Company is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges on the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivery all customer securities, and accordingly, does not otherwise hold funds or securities for, or owe money on securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Basis of Presentation - The Company is engaged in a single line of business as a limited mutual fund/variable annuities securities broker-dealer.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Use of Estimates in Preparing Financial Statements – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could vary from those estimates.

Allowance for Un-collectible Accounts – Accounts receivable has been adjusted for all known un-collectible accounts. No allowance for bad debts is considered necessary at year-end.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's income in their individual income tax returns.

The Company adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption and as of December 31, 2010, the unrecognized tax benefit accrual was zero.

The Company has evaluated for uncertain tax positions and management has expressed there are no uncertain tax positions as of December 31, 2010. The tax returns for the past three years remain open for examination by tax jurisdictions.

Basis of Accounting – Basis of accounting refers to when revenues and expenses are recognized in the accounts and reported in the financial statements. Basis of accounting relates to the timing of the measurements made, regardless of the measurement focus applied.

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Revenues are recognized when earned and expenses are recorded when the liability is incurred.

Fixed Assets – Fixed assets are stated at cost. Depreciation is computed on the straight-line method over a life of five years.

Subsequent Events - In preparing the accompanying financial statements, we evaluated subsequent events thru February 17, 2011, the date the financial statements were available to be issued, for material subsequent events requiring recognition or disclosure.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Receivables – Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable, Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Trade Date Basis – Commission revenue and related expenses are recorded on a trade date basis.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker dealers at December 31, 2010 and 2009 consist of the following:

	Receivable		Payable	
	2010	2009	2010	2009
Fees and commissions receivable/payable	$2,015	$3,906	$1,008	$1,953

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net allowable capital of $32,526, which was $27,526 in excess of its required net capital of $5,000, and aggregate indebtedness of $1,008, a ratio of .03 to 1. At December 31, 2009, the Company had net allowable capital of $21,969, which was $16,969 in excess of its required net capital of $5,000, and aggregate indebtedness of $1,953, a ratio of .09 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 88% of its revenue from two mutual fund families during the years ended December 31, 2010 and 2009.

NOTE 5 – RELATED PARTIES

The Company occupies office space, rent free, in offices owned by Black Hawk Properties, owned by the same principal shareholder of American Financial Securities, Inc. For the years ended December 31, 2010 and 2009, the Company paid $20,000 and $15,000, respectively of management fees to Investors Professional Services (IPS), a company owned by substantially the same owners as American Financial Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have audited the accompanying financial statements of American Financial Securities, Inc., as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 17, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 17, 2011

www.eidebailly.com
3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

SCHEDULE I

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010 and 2009

	2010	2009
Net Capital	$ 33,138	$ 23,061
Non-Allowable Assets	(612)	(1,092)
Net Capital Allowed	$ 32,526	$ 21,969
Required Net Capital	5,000	5,000
Excess Net Capital	$ 27,526	$ 16,969

SCHEDULE II

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
TO UNAUDITED PART II UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010 and 2009

	2010	2009
Net Capital Per Part IIA	$ 32,526	$ 22,931
Net Capital Per Audit	32,526	21,969
Difference	$ -	$ 962

The difference related to fixed assets that were considered allowable assets per Part IIA.

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

In planning and performing our audits of the financial statements and supplemental schedule of American Financial Securities, Inc., (the Company) for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 17, 2011.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 17, 2011